Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 49-A-I dated November 21, 2008	Term Sheet to Product Supplement No. 49-A-I Registration Statement No. 333-155535 Dated February 1, 2010; Rule 433

Structured Investments	$ 95% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar due February 7, 2012

General

  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of four global currencies relative to the U.S. dollar over the term of the notes. Investors should be willing to forgo interest payments as well as any return on their investment in excess of $190 (or 19% x $1,000) per $1,000 principal amount note, while seeking 95% principal protection at maturity (5% of principal is at risk). Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Cash payment at maturity of $950 plus the Additional Amount, as described below. Because the payment at maturity for each $1,000 principal amount note is determined by adding the Additional Amount to $950, not $1,000, and assuming the Additional Amount is limited to $240 per $1,000 principal amount note, in no event will the return on your investment in the notes be more than $190 per $1,000 principal amount note.
  Cash payment at maturity of principal plus the Additional Amount, as described below
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 7, 2012*
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about February 2, 2010 and are expected to settle on or about February 5, 2010.

Key Terms

Basket:

An equally weighted basket of four currencies (each a “Reference Currency,” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. dollar (the “Basket”).

Reference Currency Weights:	The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:
Reference Currency	Starting Spot Rate†	Reuters Page	Applicable Time	Percentage Weight of Basket

Brazilian real (BRL)		PTAX	6:00 p.m. São Paulo Time	25%
Australian dollar (AUD)		WMRSPOT12	4:00 p.m. Greenwich Mean Time	25%
Norwegian krone (NOK)		WMRSPOT06	4:00 p.m. Greenwich Mean Time	25%
Canadian dollar (CAD)		WMRSPOT09	4:00 p.m. Greenwich Mean Time	25%

† The Starting Spot Rate for each of the Brazilian real, the Norwegian krone and the Canadian dollar will be equal to one divided by the amount of the applicable Reference Currency per U.S. dollar as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account the quotient of one divided by either certain intra-day trades or the rates displayed on the applicable Reuters page. The Starting Spot Rate for the Australian dollar will be the amount of U.S. dollars per Australian dollar as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account either certain intra-day trades or the rates displayed on the applicable Reuters page. For information about the risks related to the Starting Spot Rate, see “Selected Risk Considerations — Potential Conflicts” on page TS-2 of this amended and restated term sheet.

Base Currency:	The U.S. dollar
Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note of $950 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Basket Return is greater than 11.875% and the Participation Rate is 160% and the Maximum Return is $240 per $1,000 principal amount note, the Additional Amount will be equal to the Maximum Return of $240, which entitles you to a payment at maturity of $1,190 ($950 + $240) for every $1,000 principal amount note, which represents a 19% maximum total return on your investment.

Partial Principal Protection Percentage:	95% (5% of your principal is at risk)
Maximum Return:

The Maximum Return will be determined on the pricing date and will not be less than $240 for each $1,000 principal amount note (or 24% x $1,000). Assuming the Maximum Return is $240 per $1,000 principal amount note, the Maximum Return limits the maximum total return on an investment in the notes to 19%.

Participation Rate:	At least 160%. The actual Participation Rate will be determined on the pricing date and will not be less than 160%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about February 2, 2010
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	The Basket Closing Level on the Observation Date will be calculated as follows:
100 x [1 + (BRL Return x 25%) + (AUD Return x 25%) + (NOK Return x 25%) + (CAD Return x 25%)]

Each of BRL Return, AUD Return, NOK Return and CAD Return reflects the performance of the applicable Reference Currency relative to the U.S. dollar, calculated in terms of a fraction, the numerator of which is the Spot Rate of such Reference Currency on the Observation Date minus the Starting Spot Rate and the denominator of which is the Starting Spot Rate. With respect to the Reference Currencies (other than the Australian dollar), the Spot Rate of a Reference Currency on a given date that falls after the pricing date is expressed in terms of a number of U.S. dollars per one unit of Reference Currency and is equal to one divided by the applicable rate reported by Reuters Group PLC on the applicable Reuters page at approximately the Applicable Time on such date. With respect to the Australian dollar, the Spot Rate on a given date that falls after the pricing date is expressed in terms of a number of U.S. dollars per Australian dollar and is equal to the applicable rate reported by Reuters Group PLC on the applicable Reuters page at approximately the Applicable Time on such date.

For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-A-I.
Observation Date:	February 2, 2012*
Maturity Date:	February 7, 2012*
CUSIP:	48124AGR2
*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-A-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 49-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits, which in no event will exceed $10.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risk inherent in hedging our obligations under the notes. For additional related information, please see “Use of Proceeds” beginning on page PS-22 of the accompanying product supplement no. 49-A-I.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The agent for this offering, JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 1, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 49-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 49-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 49-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241493/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of foreign exchange market occur in the City of New York and the principal financial center for such Reference Currency (Sao Paulo, Brazil, with respect to the Brazilian real; Sydney, Australia, with respect the Australian dollar; Oslo, Norway, with respect to the Norwegian krone; and Toronto, Canada, with respect to the Canadian dollar) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Selected Purchase Considerations

  PRESERVATION OF 95% OF YOUR PRINCIPAL AT MATURITY — You will receive at least 95% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, for each $1,000 principal amount note, you will receive a payment equal to $950 plus the Additional Amount of $1,000 x the Basket Return x the Participation Rate*, provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return. The Maximum Return caps the Additional Amount at $240* per $1,000 principal amount note, which limits the maximum payment at maturity to $1,190 ($950 + $240) per $1,000 principal amount note.
  * The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 160% and $240 (or 24% x $1,000) per $1,000 principal amount note, respectively.
  DIVERSIFICATION AMONG THE REFERENCE CURRENCIES — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 49-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this characterization is respected, you generally will be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between their basis in their notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement,

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	TS-1

  constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on February 1, 2010 and we had determined the comparable yield on that date, it would have been an annual rate of 1.41%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 1.41%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies or any of contracts related to the Reference Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 49-A-I dated November 21, 2008.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. dollar. YOU WILL RECEIVE NO MORE THAN 95% OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MAY NOT PAY MORE THAN 95% OF THE PRINCIPAL AMOUNT AT MATURITY — If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero, and you will receive only $950 per $1,000 principal amount note at maturity. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on the Observation Date. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO 19%* — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $950 plus an Additional Amount that will not exceed a predetermined dollar amount, regardless of the appreciation in the Basket, which may be significant. We refer to this predetermined dollar amount as the Maximum Return, which will be set on the pricing date and will not be less than $240 per $1,000 principal amount note (0r 24% x $1,000). The maximum amount in excess of $1,000 that you may receive per $1,000 principal amount note held to maturity will be the Maximum Return less $50. Accordingly, your maximum payment at maturity per $1,000 principal amount note will be $1,190* ($950 + $240*).
  * The actual Maximum Return and actual maximum payment at maturity will be determined on the pricing date and will not be less than $240 (or 24% x $1,000) and $1,190 per $1,000 principal amount note, respectively.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE CURRENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED REFERENCE CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the Brazilian real, the Australian dollar, the Norwegian krone, and the Canadian dollar relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, Australia, Norway, Canada and the United States. Movements in the exchange rates of the Reference Currencies may not correlate with each other. At a time when the exchange rates of one of the Reference Currencies relative to the U.S. dollar increases, the exchange rates of one or more of the other Reference Currencies relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Reference Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Reference Currencies. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	TS-2

  Norwegian krone may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Canadian dollar.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Reference Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency’s countries, the United States, and economic and political developments in other relevant countries.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Brazil, Australia, Norway, Canada and the United States and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in Brazil, Australia, Norway, Canada and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil, Australia, Norway, Canada, the United States and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Reference Currencies and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  CONSISTING IN PART OF AN EMERGING MARKETS CURRENCY, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of a Basket consisting in part of an emerging markets currency (the Brazilian real). There is an increased risk of significant adverse fluctuations in the performance of such Reference Currency due to the less developed and less stable economy of Brazil without a stabilizing component that could be provided by one of the major currencies. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country, which may negatively affect the value of the notes.
  EVEN THOUGH THE REFERENCE CURRENCIES TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate for one or more Reference Currencies as determined by the calculation agent exceeds that reflected in the publicly available information, each affected Reference Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Currencies and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Reference Currencies’ countries and in the United States;
    the exchange rate and the volatility of the exchange rate among each of the Reference Currencies;
    changes in correlation between the Reference Currency exchange rates;
    suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	TS-3

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table and examples below illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80%. The following table also assumes a Participation Rate of 160% and a Maximum Return of $240 per $1,000 principal amount note (or 24% x $1,000), which results in a maximum payment at maturity per $1,000 principal amount note of $1,190. The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 160% and $240 (or 24% x $1,000) per $1,000 principal amount note, respectively. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (160%)	Additional Amount		95% Principal		Payment at Maturity

180.000	80.000%	24.000%	$240.00	+	$950	=	$1,190
170.000	70.000%	24.000%	$240.00	+	$950	=	$1,190
160.000	60.000%	24.000%	$240.00	+	$950	=	$1,190
150.000	50.000%	24.000%	$240.00	+	$950	=	$1,190
140.000	40.000%	24.000%	$240.00	+	$950	=	$1,190
130.000	30.000%	24.000%	$240.00	+	$950	=	$1,190
120.000	20.000%	24.000%	$240.00	+	$950	=	$1,190
115.000	15.000%	24.000%	$240.00	+	$950	=	$1,190
110.000	10.000%	16.000%	$160.00	+	$950	=	$1,110
105.000	5.000%	8.000%	$80.00	+	$950	=	$1,030
103.125	3.125%	5.000%	$50.00	+	$950	=	$1,000
102.500	2.500%	4.000%	$40.00	+	$950	=	$990
100.000	0.000%	0.000%	$0.00	+	$950	=	$950
95.000	-5.000%	0.000%	$0.00	+	$950	=	$950
90.000	-10.000%	0.000%	$0.00	+	$950	=	$950
85.000	-15.000%	0.000%	$0.00	+	$950	=	$950
80.000	-20.000%	0.000%	$0.00	+	$950	=	$950
70.000	-30.000%	0.000%	$0.00	+	$950	=	$950
60.000	-40.000%	0.000%	$0.00	+	$950	=	$950
50.000	-50.000%	0.000%	$0.00	+	$950	=	$950
40.000	-60.000%	0.000%	$0.00	+	$950	=	$950
30.000	-70.000%	0.000%	$0.00	+	$950	=	$950
20.000	-80.000%	0.000%	$0.00	+	$950	=	$950

†	Limited to 24.00% as a result of the hypothetical Maximum Return.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by the hypothetical Participation Rate of 160% multiplied by $1,000 does not exceed the hypothetical Maximum Return of $240, the Additional Amount is equal to $80 and the investor receives a payment at maturity of $1,030 per $1,000 principal amount note, calculated as follows:

$950 + ($1,000 x [(105-100)/100] x 160%) = $1,030

Example 2: The level of the Index decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90. Because the Ending Basket Level of 90 is less than the Starting Basket Level of 100, the payment at maturity per $1,000 principal amount note is $950 (reflecting a loss of 5% of principal).

Example 3: The level of the Index increases from the Starting Basket Level of 100 to an Ending Basket Level of 115. Even though the Ending Basket Level of 115 is greater than the Starting Basket Level of 100, Because the Basket Return of 15% multiplied by the hypothetical Participation Rate of 160% multiplied by $1,000 is greater than the hypothetical Maximum Return of $240, the Additional Amount is equal to the hypothetical Maximum Return of $240 and the investor receives the maximum payment at maturity of $1,190 ($950 + $240) per $1,000 principal amount note (reflecting a return on investment of 19%).

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	TS-4

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency expressed in terms of the conventional market quotation (which, in the case of the Brazilian real, the Norwegian krone and the Canadian dollar, is the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, and, in the case of the Australian dollar, is the amount of U.S. dollars that can be exchanged for one Australian dollar, and which, in each case, we refer to in this term sheet as the exchange rate), as shown on Bloomberg Financial Markets at approximately 5:00 p.m., New York City time, from January 7, 2005 through January 29, 2010. The exchange rates of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar, at approximately 4:00 p.m., New York City time, on January 29, 2010, as shown on Bloomberg Financial Markets, were 1.895, 0.8838, 5.9274 and 1.0704, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed, for the Brazilian real, the Norwegian krone and the Canadian dollar, as one divided by the amount of Reference Currency per one U.S. dollar, which is the inverse of the conventional market quotation for each Reference Currency set forth in the applicable graphs below, and, for the Australian dollar, as the amount of U.S. dollars per Australian dollar, which is largely consistent with the approach used to determine the conventional market quotation for such Reference Currency set forth in the applicable graph below.

The last graph on the following page shows the weekly performance of the Basket from January 7, 2005 through January 29, 2010, assuming that the Basket Closing Level on January 7, 2005 was 100, that each Reference Currency had a 1/4 weight in the Basket on that date and that the spot rates of each Reference Currency at approximately 5:00 p.m., New York City time, on the relevant dates were the Spot Rates on such dates. The spot rates and the historical weekly Basket performance data in such graph were determined by, for the Brazilian real, the Norwegian krone and the Canadian dollar, dividing one by the rates reported by Bloomberg Financial Markets, and, for the Australian dollar, the rates reported by Bloomberg Financial Markets, in each case at approximately 5:00 p.m., New York City time, on the relevant dates and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies at the Applicable Time that would be derived from the applicable Reuters page.

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	TS-5

The Spot Rates of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar, at approximately 11:00 a.m., New York City time, on January 29, 2010, were 0.53339, 0.88885, 0.16968 and 0.93423, respectively, calculated in the manner set forth under “Key Terms — Basket Closing Level” on the cover of this term sheet (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of the Applicable Time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and, for the Brazilian real, the Norwegian krone and the Canadian dollar, the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket will result in a payment at maturity in excess of $950 per $1,000 principal amount note.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-34 of the accompanying product supplement no. 49-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — 95% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	TS-6